FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 31 October 2013, the interest of Mr Pascal Soriot, a person discharging managerial responsibilities, in the ordinary shares of AstraZeneca PLC changed as detailed below.

The change in interest relates to the previously announced award of restricted shares made in October 2012 in connection with Mr Soriot's appointment as Chief Executive Officer. The award vests in three tranches over three years.

After sufficient shares were withheld to satisfy certain tax obligations arising on the vesting, Mr Soriot has become beneficially entitled to and has received 23,981 shares into a personal brokerage account in respect of the first tranche of the award.

For tax purposes, the fair market value of the shares at vest was 3330 pence per share being the closing price of AstraZeneca ordinary shares on the last trading day preceding the vesting day.

Following the vesting, Mr Soriot has a total interest in 411,917 AstraZeneca shares.

A C N Kemp
Company Secretary
1 November 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 November 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary